CODE OF ETHICS

BRUCE FUND, INC.


Statement of General Policy

The basic principle which should govern all officers, directors and employees of the Bruce Fund, Inc. (the "Fund") is that the functions of the Fund should be carried on with loyalty to the interest of its shareholders. An investment company must be operated exclusively for the benefit of its shareholders.

In adhering to the foregoing basic principle of loyalty, it is recognized that directors, officers and employees must not profit, directly or indirectly, due to their position or capacity in relation to the Fund to the detriment or at the expense of shareholders. No person shall take for his own advantage any corporate opportunity for profit, which that person learns about due to such person's position.

1.	Definition of Terms Used

(a)	The term "person" means any officer, director or employee
of the Fund or investment adviser to the Fund.

  (b) The term "beneficial ownership" includes any security held in the name of a spouse, minor child, relative or relative of a spouse sharing the same household, and any security in which, by reason of any contract, understanding, relationship, agreement or other arrangement a person obtains present or future benefits substantially equivalent to ownership.

(c)	The term "security" includes without limitation any and all
stocks, bonds, notes, bills, debentures and any interest commonly known as a security including any interests which might be selected for, or be included in, the Fund's portfolio and including puts, calls and other options or rights in such securities.

2.	Transactions With The Clients

No person shall sell to, or purchase from, the Fund any security or other property (except merchandise in the ordinary course of business), in which such person has a beneficial interest, unless such purchase or sale involves solely publicly issued securities of the Fund.

3.	Disclosure of Information

(a)	No person shall discuss with or otherwise inform others of
any actual or contemplated security transaction by the Fund or its advisers except in the performance of employment duties or in an official capacity and then only for the benefit of the Fund or an adviser, as appropriate, and in no event for personal gain or for the benefit of others.

(b)	No person shall release information to dealers or brokers or otherwise (except to those concerned with the transaction) as to any investment portfolio changes, proposed or in
process, except (i) upon the completion of such changes, or (ii)
when the disclosure results from the publication of a prospectus,
or (iii)	in conjunction with a regular report to shareholders or
to any governmental authority resulting in such information becoming public knowledge, or (iv) in connection with any report to which shareholders are entitled by reason of provisions of the articles of incorporation, by-laws, rules and regulations, or similar documents governing the operation of the Fund's accounts.

4.	Preferential Treatment

No person shall seek or accept favors, preferential treatment, special benefits or other consideration due to their association with the Fund or an adviser, except those usual and normal benefits directly provided by the Fund or an adviser.

5.	Conflicts of Interest

If any person is aware of a personal interest which is, or might be, in conflict with those of the Fund, that person should disclose the situation or transaction and the nature of the conflict to the Board of Directors of the Fund for appropriate consideration.

6.	Personal Security Transactions

It is in the best interest of the Fund that no person knowingly takes advantage of a corporate opportunity for personal benefit or takes action inconsistent with such person's obligations to the Fund. To that end, therefore, no person shall purchase or sell for such person's own account or for any relative or associate, any security (except nonvolitional purchases and sales, such as dividend reinvestment programs or "calls" or redemptions of securities) which he or she knew or should have known the Fund or adviser is in the process of purchasing or selling, or which is under consideration for purchase or sale by the Fund. Under unusual circumstances, such as a personal financial emergency, application for an exception may be made to the Board of Directors, which application may be granted or denied. This Paragraph shall not apply to transactions involving U.S. Government securities, bankers' acceptances, bank certificates of deposit, commercial paper and shares of registered open-end investment companies.

7.	Procedures

To ensure that the required records are maintained to implement the policies set forth in this Code of Ethics,

(a)	Each person shall report to the Board of Directors the
ownership, purchase or sale of any security in which such person has or acquires a beneficial interest of 1/2 of 1% or more of the amount of such security outstanding.

-2-

(b)	Any person who in connection with regular functions or
duties, makes, participates in or obtains information regarding the purchase or sale of securities or whose functions relates to the making of any recommendation with respect to purchase or sales for the Fund, shall report to the Board of Directors all purchases or sales of any security in which such person has, or by virtue of such transaction acquires, any beneficial interest; provided that a "disinterested" member of the Board of Directors need not report security purchases and sales, except where such director knew, or should have known at the time of the transaction that, during a 15-day period immediately preceding or after the date of a transaction in a security by such person, such security is to be, or was, purchased or sold by the Fund or such purchase or sale is or was considered by the Fund or the adviser for inclusion in the Fund's portfolio. This paragraph 7(b) shall not apply to (i) non-volitional purchases and sales, such as dividend reinvestment
programs or "calls" or redemptions or(ii)	transactions
involving U.S. Government securities, bankers' acceptances, bank certificates of deposit, commercial paper and shares of registered open-end investment companies.

(c)	All such reports shall be in writing, shall be made within
ten days after the close of the calendar quarter in which such purchase or sale was effected, and shall set forth the title of the security, the date and nature of the transaction, the amount of securities involved, the purchase or sale price, the broker/dealer or bank through whom the transaction was effected and the extent of such person's interest in the transaction.

(d)	Board of Directors will take whatever action it deems
necessary with respect to any officer or employee of an adviser or the Fund who violates any provision of this Code of Ethics.

8.	Research Reports

The fact that a security has been the subject of a formal or in-formal research report shall not, in and of itself, indicate that the security is under consideration for purchase or sale. No person shall be considered as knowing, nor be said to be in a position of knowing, that a security was under consideration for purchase or sale or that such security had been purchased or sold solely on the basis of receipt of a research report thereon.

9.	Condition of Employment or Service

All persons shall conduct themselves at all times in the best interests of the Fund. Compliance with the foregoing rules shall be a condition of employment or continued affiliation with the Fund and adviser and conduct not in accordance with constitute grounds for actions including termination of employment or removal from office.



-3-